

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 21, 2015

Gil Beyen
Chief Executive Officer
ERYTECH Pharma S.A.
Bâtiment Adénine, 60 Avenue Rockefeller
69008 Lyon France

> **Re:** **ERYTECH Pharma S.A.**
> **Draft Registration Statement on Form F-1**
> **Submitted July 27, 2015**
> **CIK No. 0001624422**

Dear Mr. Beyen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Exchange Rate Information, page ii

3. Please disclose the exchange rate as of the latest practicable date. Refer to Item 3.A.3 of Form 20-F.

Prospectus Summary, page 1

Overview, page 1

4. Please balance the opening paragraphs by briefly discussing the potentially lengthy process you may need to complete clinical trials, receive regulatory approvals, such as from the FDA, EMA or similar regulatory agencies, and introduce any of your products to the market.

5. Please balance the opening paragraphs by disclosing that you have not generated revenue, have incurred losses since inception, and your dependence on milestone payments, the Research Tax Credit, conditional advances, and equity offerings to fund your ongoing cash needs. Additionally, please quantify the amounts needed to continue operations and to fund your planned clinical trials as detailed on page 2.

Our Product Development Pipeline, page 2

6. Please briefly discuss the costs to complete the referenced clinical trials. To the extent that you will need additional funds to complete these trials, please revise to make that clear and, to the extent applicable, briefly discuss your funding plans.

7. We note that certain status bars include an "EU" or "US" designation. Please revise the remaining status bars to indicate the location of the various clinical trials.

The Offering, page 8

Purchaser restrictions, page 8

8. You state that the ordinary shares and ADSs that you are offering may only be purchased by natural or legal persons under French or foreign law who regularly invest in securities specific to the field of healthcare. Please advise regarding the following and revise the prospectus as applicable:
    - whether this purchaser restriction is required by French law or any of your governance documents;
    - whether the ordinary shares and ADSs will include any transfer restrictions which will affect an investor's ability to freely transfer or dispose of their ordinary shares or ADSs;

- explain in greater detail what you mean by "regularly invest in securities specific to the field of healthcare," how prospective investors will represent that they satisfy this condition, and the extent to which you will seek to verify such representation;
- explain what happens if someone purchases your ordinary shares or ADSs, the purchase closes and subsequently the company finds out the investor didn't satisfy the purchaser restriction, *i.e.*, what are the company's remedies and what is the effect on that investor, and whether these remedies are memorialized in the company's governance documents;
- the extent to which this purchaser restriction raises any material risks to investors; and
- the extent to which this purchaser restriction will be covered by the underwriting agreement.

Please note that we may have further comments upon review of your response.

Risk Factors, page 11

We may be forced to repay conditional advances, page 14

9. Please quantify the amount of conditional advances received from BPI France to date so that investors can appreciate the discussed risk.

As a foreign private issuer, we are permitted to, page 22

10. Please revise your disclosure to make clear each home country corporate governance provision that you may rely upon because of Nasdaq Global Market exemptions. We note your disclosure under "Corporate Governance Practices, page 98."

Market Information, page 45

11. Please disclose information on your trading volume.

Use of Proceeds, page 46

12. Please refer to the third paragraph and the principal purposes for which you intend to use the net proceeds. To the extent material amounts of other funds are necessary to accomplish these purposes, please state the amounts of other funds needed to accomplish these purposes and the sources thereof. Refer to Item 3.C.1 of Form 20-F. In this regard, we note your disclosure in the last risk factor on page 13 that the net proceeds from this offering and your existing cash on hand will only be sufficient to fund your current operations for the next 24 months.

Capitalization, page 48

13. Please remove the cash and cash equivalents line item from your capitalization table. Refer to Item 3.B of Form 20-F.

Management's Discussion and Analysis, page 52

Research and Development, page 55

14. You disclose on page 55 that "[you] engage in substantial research and development efforts to develop innovative pharmaceutical product candidates," and during 2013 and 2014 your research and development efforts related primarily to pivotal and ongoing trials of GRASPA. On page 57 you indicate the majority of your research and development related to completed and clinical trials of ERY-ASP and that you have also incurred pre-clinical costs in connection with additional enzymes beyond L-asparaginase. In this regard, please provide us with the following information:
    - for your key research and development projects:
        o The costs incurred during each period presented and to date; and
        o The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project;
    - for the remainder of projects not considered individually significant, tell us the composition of the total R&D expense for each period presented. This can take a variety of forms but is mainly driven by how many projects are managed and how they are reported within the organization. We believe disclosure of R&D by your divisional structure would be informative. Also distinguishing between discovery, preclinical and clinical development categories and further by late stage such as phase III development categories along with providing the number of projects in each category helps provide information necessary to understand the pipeline and trends by division. To the extent management has information available by therapeutic class, we believe that further enhances the understanding of R&D expense and trends; and
    - if based on a known event, trend, demand, commitment or uncertainty, future R&D expense or the mix of R&D expense is reasonably likely to differ from current trends, please tell us the reasons for and the amount of the expected change.

Business, page 65

Agreement with Teva, page 81

15. Please refer to the second paragraph. Please disclose the total aggregate milestone payments to be paid under the agreement with Teva. Please also revise the Our Collaborations section on page 4 accordingly.

Principal Shareholders, page 107

16. We note the reference date of June 30, 2015. In subsequent amendments, please provide this information as of the most recent practicable date. Refer to Items 6.E.1 and 7.A of Form 20-F.

17. Please state the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States.

18. Refer to footnote 3. Please identify the natural or legal person or persons who control the shares held by Recordati Orphan Drugs s.a.s. Refer to Item 7.A.3 of Form 20-F.

Key Provisions of Our Bylaws, page 110

Agenda and conduct of Annual Shareholders' Meetings, page 114

19. Please clarify the "percentage," "legal," and "applicable time limits" requirements referenced under this heading.

Pre-release of American Depositary Shares, page 133

20. Please clarify the limit you have set for the amount of ADSs that may be outstanding at any time. Include a related risk factor as necessary.

French Tax Consequences, page 142

21. Please clarify that your discussion of French tax consequences in this section represents counsel's opinion rather than merely a description of material French tax consequences. Alternatively, please confirm that counsel will file a long form tax opinion.

You may contact Aamira Chaudhry at (202) 551-3389 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Brian Leaf
        Cooley LLP